Exhibit 12.1
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,
	2003	2004	2005	2006	2007
Earnings (loss)
Pre-tax income (loss)	$(172,925)	$(166,618)	$(169,778)	$(112,668)	$197
Total fixed charges	$4,134	$8,297	$25,937	$29,627	$38,233
Total income (loss) before fixed charges	$(168,791)	$(158,321)	$(143,841)	$(83,041)	$38,430

Fixed Charges
Interest expenses	$3,718	$7,527	$25,119	$28,970	$37,698
Assumed interest attributable to rentals	$416	$770	$818	$664	$535
Total fixed charges	$4,134	$8,297	$25,937	$29,634	$38,233
Deficiency of earnings available to cover fixed charges	$172,925	$166,618	$169,778	$112,675	$-
Ratio of earnings available to cover fixed charges	n/a	n/a	n/a	n/a	1.0:1